

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

> **Re: Li Bang International Corp Inc.**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed May 31, 2024**
> **File No. 333-262367**

Dear Feng Huang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-1

Summary Consolidated Financial Data
Selected Consolidated Balance Sheets, page 19

1. Please revise to correct the years labeled for the balance sheets ending June 30, which should be 2023 and 2022, consistent with the balance sheets presented in the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Loan Facilities, page 68

2. You disclose the various loan repayments made subsequent to December 31, 2023. Please revise to also disclose the new debt arrangements entered into during that period, consistent with your disclosures on page F-27. Refer to Item 5.B.3 of Form 20-F.

Consolidated Statements of Cash Flows, page F-35

3. We note your response to prior comment one. Since net cash used in operating activities for the year ended June 30, 2023 changed from $3,371,573 to $634,414 and cash used in investing activities for the same period changed from $175,818 to $2,912,979, it is unclear how such revisions are "insignificant." Revise to label the revised amounts "as restated" and include the disclosures in ASC 250-10-50-7. Further, the audit report should be revised to include an explanatory paragraph regarding the correction of such error and dual date their opinion. Refer to paragraph 16 of PCAOB Auditing Standard ("AS") 2820 and paragraph 18(e) of AS 3101.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Ye